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                                      LOGO

                                                                   July 22, 1999

To Our Shareholders:

     I am pleased to announce that on July 14, 1999, Viasoft, Inc. ("Viasoft") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compuware Corporation ("Compuware"), and CV Acquisition, Inc., a wholly-owned subsidiary of Compuware ("Purchaser"), providing for the acquisition of all outstanding shares of Viasoft Common Stock for $9.00 in cash per share.

     Today, Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Viasoft Common Stock (the "Shares") for $9.00 per share, net to the seller in cash. The Merger Agreement provides that the Offer will be followed by a merger (the "Merger") in which any Shares of Viasoft Common Stock not purchased by Purchaser in the tender offer will be converted into the right to receive the same $9.00 per share purchase price from the Purchaser, in cash, without interest.

     YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF VIASOFT, (II) HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (III) UNANIMOUSLY RECOMMENDS THAT VIASOFT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Viasoft's financial advisor, Broadview International LLC, that the consideration to be received by holders of Viasoft Common Stock in the Offer and the Merger is fair to the shareholders from a financial point of view. A more complete description of the factors considered by the Board of Directors is set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

     A more complete description of the Offer and the Merger is set forth in the accompanying Offer to Purchase dated July 22, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,
                                          /s/ Steven D. Whiteman
                                          Steven D. Whiteman
                                          Chairman of the Board
                                          and Chief Executive Officer